Exhibit 99.1

ObsEva Announces Corporate Updates

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – May 27, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies for women’s health, announced today that it has entered into a waiver and amendment agreement (Amendment Agreement) with respect to its amended and restated securities purchase agreement (Securities Purchase Agreement) with certain funds and accounts managed by JGB Management, Inc. (JGB), which is structured to provide up to $135 million in borrowing capacity, available in nine tranches.

The third tranche under the Securities Purchase Agreement was due to be funded on May 25, 2022. However, the tranche has not been funded as a result of ObsEva not meeting the funding condition that its volume-weighted average share price would not trade below $3.00 per share for five or more trading days during the 30 days prior to the funding date for the third tranche. Pursuant to the Amendment Agreement, JGB has agreed to waive its right to terminate its obligation to fund future tranches under the Securities Purchase Agreement, which JGB would be entitled to as a result of the failure to meet the share price funding condition for the third tranche. In exchange, ObsEva has agreed to further restrictions on the existing account control agreement in favor of JGB, which secures the Securities Purchase Agreement. JGB also retains the right, at its sole option, to fund the third tranche at any time prior to the fourth tranche funding date, which is August 23, 2022. Except as noted, the terms of the Securities Purchase Agreement and ancillary agreements, including with respect to future tranches, remained unchanged. Further information with respect to the amendment to the convertible note financing agreement will be provided in a Form 6-K filed by ObsEva with the Securities and Exchange Commission on May 27, 2022.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on new therapies for the treatment of uterine fibroids, endometriosis, and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements of ObsEva SA

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding the potential to raise funds in the future, including the availability of future tranches under the Securities Purchase Agreement, and the use of such fund from future fundraisings or from the financing agreement with JGB. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include the ability of the ObsEva to meet the conditions required to fund future tranches under the Securities Purchase Agreement, uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (SEC) on March 10, 2022, in the Report on Form 6-K filed with the SEC on May 17, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and, except as required by law, ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Katja Bührer

Katja.buhrer@obseva.com

+1 (917) 969-3438